Exhibit 99.4(o)

Protective Life Insurance Company	[P. O. Box 1928 Birmingham, Alabama 35282-8238]

MEDICAL EVALUATION FOR ENHANCED GMWB WITHDRAWAL PERCENTAGES

We are amending the Guaranteed Minimum Withdrawal Benefit Rider included with your Contract to describe the availability of enhanced GMWB Withdrawal Percentages for Covered Persons with certain qualifying medical conditions.

Enhanced GMWB Withdrawal Percentage:  If the waiting period has elapsed and you have not established the Benefit Election Date under your current Guaranteed Minimum Withdrawal Benefit Rider, you may request a medical evaluation to determine if the Covered Person — or the older of both of the Covered Persons — qualifies for a higher GMWB Withdrawal Percentage.  We will not medically evaluate any Covered Person who is older than age [75] at the time we receive the request.

We, in our sole discretion, establish the criteria that qualify a Covered Person for an enhanced GMWB Withdrawal Percentage and determine the associated GWMB Withdrawal Percentage enhancement.

From time to time, we will establish the criteria for qualification of a Covered Person and the associated GMWB Withdrawal Percentage enhancement, if any.   When establishing these criteria, we will consider factors such as, our judgment of: the Covered Person(s)’ medical condition; the efficacy of current and future treatment modalities; general market conditions including the performance of the Benefit Allocation Models; and, our experience and actuarial assumptions for the GMWB Rider at the time we receive the request for a medical evaluation.  We will apply these criteria equitably to all Covered Persons.  Since each of these factors will vary over time, our decision regarding any individual request for a medical evaluation is not representative of the decision we will reach at any time in the future.

[ Waiting Period:  You may not request a medical evaluation prior to the later of [two years] after: a) the Contract Effective Date; or b) the date of the most recent change of Owner. ]

Requesting a Medical Evaluation: You must request a medical evaluation by Written Notice prior to establishing the Benefit Election Date and before the proposed Covered Person(s)’ [75th] birthday.  We will require proof of the Covered Person(s)’ age and a valid, properly executed Medical Authorization in order to obtain medical records.  We will begin the evaluation process promptly upon our receipt of the necessary forms in good order.  You may, but are not required to, include any medical records in your possession that you would like us to consider. After we conclude the medical evaluation, we will send you our decision in writing.  Any enhanced GMWB Withdrawal Percentage we offer expires 6 months after the date of our written decision notice to you.

Accepting the Enhanced GMWB Withdrawal Percentage: You accept the enhanced GMWB Withdrawal Percentage offer by establishing a Benefit Election Date within 6 months of the date of a written decision notice containing the enhanced GMWB Withdrawal Percentage offer.  If you do not accept our enhanced GMWB Withdrawal Percentage offer before it expires, you must wait at least one year from the date of our written decision notice before requesting a subsequent medical evaluation.

Cost of the Medical Evaluation:  If you request a medical evaluation and accept our offer for an enhanced GMWB Withdrawal Percentage, we will assess a fee to cover the costs associated with your request.  The fee is currently [$150] per Covered Person.  The fee is subject to change but will never exceed $300 per Covered Person.  The fee will be deducted from the Contract Value as of the Valuation Period that contains the Benefit Election Date on which you accept our enhanced GMWB Withdrawal Percentage offer.

We will assess the medical evaluation fee for each medical evaluation you request after the second, regardless of whether we make an enhanced GMWB Withdrawal Percentage offer or whether it is accepted.  In these cases, we will assess the current fee at the time you request a third or subsequent medical evaluation.

Signed for the Company and made a part of the Contract as of the GMWB Rider Effective Date.

Protective Life Insurance Company

IPV-2156	5/07